UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )*

                                Aeropostale, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   007865 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 October 9, 2008
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


      Check the  appropriate  box to designate  the rule  pursuant to which this
Schedule 13G is filed:

      [x]   Rule 13d-1(b)
      [ ]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)


________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007865 10 8                  13G                     Page 2 of 7 Pages

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Hussman Strategic Growth Fund, an investment portfolio of Hussman Investment Trust
      52-2226627
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|
      (b)   |X|

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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio U.S.A.
--------------------------------------------------------------------------------
      5     SOLE VOTING POWER

            0
      --------------------------------------------------------------------------
      6     SHARED VOTING POWER

            4,650,000
      --------------------------------------------------------------------------
      7     SOLE DISPOSITIVE POWER

            0
      --------------------------------------------------------------------------
      8     SHARED DISPOSITIVE POWER

            4,650,000
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      4,650,000
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.96%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IV
--------------------------------------------------------------------------------

CUSIP No. 007865 10 8                  13G                     Page 3 of 7 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Hussman Econometrics Advisors, Inc.                             38-3083913
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|
      (b)   |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland U.S.A.
--------------------------------------------------------------------------------
      5     SOLE VOTING POWER

            0
      --------------------------------------------------------------------------
      6     SHARED VOTING POWER

            4,650,000
      --------------------------------------------------------------------------
      7     SOLE DISPOSITIVE POWER

            0
      --------------------------------------------------------------------------
      8     SHARED DISPOSITIVE POWER

            4,650,000
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      4,650,000
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.96%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

CUSIP No. 007865 10 8                  13G                     Page 4 of 7 Pages

Item 1(a).  Name of Issuer:

      Aeropostale, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

      112 West 34th Street, 22nd Floor
      New York, New York 10120

Item 2(a).  Name of Person Filing:

      This statement is filed by:

            (i) Hussman Strategic Growth Fund (the "Fund"), an investment portfolio of Hussman Investment Trust (the "Trust"), an open-end management investment company, with respect to the Common Stock directly owned by it; and

            (ii) Hussman Econometrics Advisors, Inc. (the "Adviser"), a Maryland corporation, with respect to the Common Stock directly owned by the Fund.

            The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

      The address of the business office of each of the Reporting Persons is c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Item 2(c).  Citizenship:

      The Trust is an unincorporated business trust that was organized under Ohio law on June 1, 2000. The Adviser is a Maryland corporation.

Item 2(d).  Title of Class of Securities:

      Common Stock, $0.01 par value

CUSIP No. 007865 10 8                  13G                     Page 5 of 7 Pages


Item 2(e).  CUSIP Number:
            007865 10 8

Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

      (a)   [ ]   Broker or dealer registered under Section 15 of the Act,

      (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

      (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,

      (d)   [x]   Investment   Company   registered   under  Section  8  of  the
                  Investment Company Act of 1940, [with respect to the Trust]

      (e)   [x]   Investment    Adviser   in   accordance    with   Rule   13d-1
                  (b)(1)(ii)(E), [with respect to the Adviser]

      (f)   [ ]   Employee  Benefit Plan or Endowment  Fund in  accordance  with
                  13d-1 (b)(1)(ii)(F),

      (g)   [ ]   Parent Holding  Company or control  person in accordance  with
                  Rule 13d-1 (b)(1)(ii)(G),

      (h)   [ ]   Savings  Association as defined in Section 3(b) of the Federal
                  Deposit Insurance Act,

      (i)   [ ]   Church  Plan  that  is  excluded  from  the  definition  of an investment  company under Section  3(c)(14) of the  Investment
                  Company Act of 1940,

      (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to 13d-1(c), check this box:  [ ]

CUSIP No. 007865 10 8                  13G                     Page 6 of 7 Pages

Item 4.     Ownership.

      A.    Hussman Strategic Growth Fund
            (a)   Amount beneficially owned:  4,650,000
            (b)   Percent of class:  6.96%    The percentages used herein and in
                  the rest of Item 4 are calculated based upon the 66,817,000 shares of Common Stock issued and outstanding as of December 31, 2008.
            (c)
               (i) Sole power to vote or direct the vote:  0
               (ii) Shared power to vote or direct the vote:  4,650,000
               (iii) Sole power to dispose or direct the disposition:  0
               (iv) Shared power to dispose or direct the disposition: 4,650,000

      B.    Hussman Econometrics Advisors, Inc.
            (a)   Amount beneficially owned:  4,650,000
            (b)   Percent of class:  6.96%    The percentages used herein and in
                  the rest of Item 4 are calculated based upon the 66,817,000 shares of Common Stock issued and outstanding as of December 31, 2008.
            (c)
               (i) Sole power to vote or direct the vote:  0
               (ii) Shared power to vote or direct the vote:  4,650,000
               (iii) Sole power to dispose or direct the disposition:  0
               (iv) Shared power to dispose or direct the disposition: 4,650,000

      The Fund has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its adviser, Hussman Econometrics Advisors, Inc. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, the Adviser each may be deemed to beneficially own the shares of Common Stock owned by the Fund.

Item 5.     Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

      Hussman Econometrics Advisors, Inc. has the power to direct the affairs of the Fund, including decisions respecting the disposition of the proceeds from the sale of the shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

CUSIP No. 007865 10 8                  13G                     Page 7 of 7 Pages

Item 8.     Identification and Classification of Members of the Group.

      Not applicable.

Item 9.     Notice of Dissolution of Group.

      Not applicable.

Item 10.    Certification.

      Each of the Reporting Persons hereby makes the following certification:

            By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 12, 2009

                  HUSSMAN INVESTMENT TRUST

                  By:  /s/  John P. Hussman
                       -------------------------------
                  Name:  John P. Hussman
                  Title: President


                  HUSSMAN ECONOMETRICS ADVISORS, INC.

                  By:  /s/ John P. Hussman
                       ------------------------------
                  Name:  John P. Hussman
                  Title: President